UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 11-K
____________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 001-16707
______________________________________________________________________________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Financial Statements and Exhibits

(a)Financial Statements for the Year Ended December 31, 2024, and Independent Registered Public Accounting Firm's Report.

(b)The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)Exhibits
(1)Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

The Prudential Employee Savings Plan
Table of Contents
December 31, 2024 and 2023

Page

Independent Auditor's Report	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2024 and December 31, 2023
(Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024
(Modified Cash Basis)	4

Notes to Financial Statements	5

Supplemental Information*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	15

*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2024 and 2023, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2024, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

80 Pine Street
New York, NY 10005
T +1 212 709 4500
F +1 212 709 4680
mitchelltitus.com

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Mitchell & Titus, LLP

New York, New York
June 27, 2025

The Prudential Employee Savings Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2024 and 2023

	2024	2023
Assets:
Investments at fair value (See Note 3)	$7,537,476,969	$5,956,024,014
Investments at contract value (See Note 4)	3,161,373,107	3,669,555,215
Plan interest in the Prudential Financial, Inc. Master Trust (See Note 5)	—	763,405,070
Total investments	10,698,850,076	10,388,984,299
Notes receivable from participants	31,661,402	32,193,147
Net assets available for benefits	$10,730,511,478	$10,421,177,446
The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year Ended December 31, 2024

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$989,124,689
Interest and dividend income	163,487,190
Net investment gain of Plan's interest in Prudential Financial, Inc. Master Trust (See Note 5)	30,743,517
Total investment income	1,183,355,396

Interest income on notes receivable from participants	2,141,624

Contributions:
Employee	244,779,476
Employer	85,158,725
Rollover	54,499,905
Total contributions	384,438,106
Total additions	1,569,935,126

Deductions from net assets:
Benefits paid to participants	1,260,601,094
Total deductions	1,260,601,094
Net increase	309,334,032

Net assets available for benefits:
Beginning of year	10,421,177,446
End of year	$10,730,511,478

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

1.    Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents and Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. Each eligible employee may enroll in the Plan at any time, starting on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective August 1, 2023, the Assurance Savings Plan was merged with and into PESP. The merger of Assurance Savings Plan with and into PESP was implemented in accordance with the applicable requirements of ERISA and Federal income tax rules. The separate trust established for the Assurance Savings Plan was dissolved in connection with the plan merger.

Contributions
Employee contributions: Each year, participants may contribute from 1% to 50% of eligible earnings, as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax contributions), and/or traditional after-tax contributions. Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 4% of eligible compensation, which is characterized as Roth 401(k) and invested in a designated qualified default investment alternative fund until changed by the participant. Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service ("IRS") rules.

Rollover contributions: Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants may also elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Roth In-Plan Rollovers, totaling $4,405,740 in 2024, are included in "Rollover" and "Benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits.

Employer contributions: The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Effective January 1, 2024, employees of Assurance IQ, LLC ("Assurance") became eligible for matching contributions on 50% of their before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Matching contributions are made subject to an employee's satisfaction of applicable eligibility requirements. In connection with the complete discontinuance of Assurance's operations in 2024, the Company amended the Plan to provide for the full vesting of all matching contributions made on behalf of eligible Assurance employees in 2024. In addition to matching contributions, the Company may, in its sole discretion, make discretionary contributions in a given plan year to eligible participants.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s matching contributions, and (b) the net earnings of the Plan investment options elected by the participant. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in employer matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated, and participants will be 100% vested in the employer’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be totally disabled for purposes of the Plan if he or she is eligible for long-term disability benefits.

Notes Receivable from Participants
Participants may borrow from their Before-Tax Contributions Account and Rollover Contributions Account a minimum of $500 up to a maximum equal to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan), 50% of their entire vested Plan account balance, or 100% of the value of the sum of the balance of the participant's Before-Tax Contribution Account and Rollover Contributions Account. The loans are secured by the balance in the participant's account.

The loan repayment period may range from one to five years and only one loan is permitted to be outstanding at any time. The loan interest rate, determined quarterly, is set at the prime rate, as defined. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options. Special grandfathering rules apply to outstanding loans held by former participants in the Assurance Savings Plan that were transferred to the Plan as part of the plan merger.

Payment of Benefits
When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $7,000 (or $5,000 for the periods prior to April 1, 2024), the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions, or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $7,000 or less (or $5,000 for the periods prior to April 1, 2024), the participant may not defer distribution of his or her account. The Company amended the Plan's small dollar cash out threshold to be $7,000, effective April 1, 2024, as permitted under SECURE 2.0.

Actively employed participants can take in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, Roth 401(k) Rollover Contributions Account and Prior Company

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Matching Contributions Account. Participants who have attained age 59½ can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Contributions Account. Withdrawals are subject to a 10% Federal early distribution tax for participants less than 59½ years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions. Special rules apply to former Assurance Savings Plan participants.

Financial hardship withdrawals are available under the Plan. Participants may apply for a hardship withdrawal without first taking a loan from the Plan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Forfeitures
At December 31, 2024 and 2023, forfeited non-vested amounts totaled $6,701,411 and $5,081,429, respectively. In accordance with IRS Regulations and the Plan document, these amounts will be used to restore non-vested amounts previously forfeited by rehired participants and to reduce future employer contributions; these amounts will also be used to pay permissible Plan expenses to the extent that the Company has not paid them. As of December 31, 2024 and 2023, the balance in the forfeiture account totaled $3,144,806 and $3,192,729, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions account.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipt and disbursement method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at their respective fair value or contract value, which is consistent with U.S. GAAP.

Use of Estimates
The preparation of financial statements in accordance with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value, see Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest, dividend and other income are recorded when received. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when received. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.

Payment of Benefits
Benefits are recorded when paid.

Expenses
In general, the Company pays the expenses of maintaining the Plan, including recordkeeping fees. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Recently Issued Accounting Pronouncements - Not Yet Adopted
Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASU") to the FASB Accounting Standards Codification ("ASC"). The Plan considers the applicability and impact of all ASU. All ASU were assessed and determined to be not applicable or not material to the Plan.

Subsequent Events
The Plan administrator has evaluated events subsequent to December 31, 2024, and through June 27, 2025, the date the financial statements were issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure.

3.    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Registered Investment Companies - are mutual funds registered with the Securities and Exchange Commission. The investments held by the Plan are deemed to be actively traded and the mutual funds are required to publish their daily net asset values ("NAV") and to transact at that price. The Plan values these investments at the closing price reported by the registered investment companies on the reporting date. Registered investment companies also include Prudential Financial, Inc. ("PFI") common stock which is valued at the closing price of shares on the New York Stock Exchange.

Separately Managed Accounts and Short Term - Investments in separately managed accounts are valued using NAV based on the underlying assets comprised of common stock and registered investment companies. The underlying investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. Investments in short-term investment funds, are valued using NAV based on the underlying assets in the fund. The NAV is provided by the trustee, transfer agent or other agent of the fund.

Insurance Company Separate Accounts, Common/Collective Trusts - The Plan values these investments at unit value, which is based on the aggregate fair value of the underlying assets (primarily equity securities and bonds) in relation to the total number of units outstanding. The unit value represents the price at which the participant-directed transactions are affected. Unit value is the equivalent of NAV, which is a practical expedient for estimating the fair value of these investments.

As of December 31, 2024 and 2023, there were no unfunded commitments and the redemption frequency was daily on these investment options. The following summarizes the investor-level redemption restrictions for these investments:

Redemptions
Investment	Restrictions
Insurance company separate accounts	Under severe adverse economic conditions, delay up to 6 months. The real estate separate account may delay up to 12 months, if negative impact on other investor.

Common/collective trusts	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the fund.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2024 and 2023:

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Registered investment companies	$1,016,585,516	$—	$—	$1,016,585,516

Investments measured at NAV *
Separately managed accounts				1,552,479,257
Insurance company separate accounts				3,429,685,672
Common/collective trusts				1,538,726,524
Total investments, at fair value				$7,537,476,969

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Registered investment companies	$153,579,295	$—	$—	$153,579,295

Investments measured at NAV *
Separately managed accounts				1,358,790,956
Insurance company separate accounts				2,985,803,242
Common/collective trusts				1,457,850,521
Total investments, excluding plan interest in master trust, at fair value				$5,956,024,014

* The Plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value.

4.    Investment Contract with Insurance Company

The PESP Fixed Rate Fund is a traditional fully benefit-responsive guaranteed investment contract with The Prudential Insurance Company of America (“PICA”). PICA maintains the contributions in a general account. The general account is credited with earnings on the underlying investments and charged for participant withdrawals. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified crediting rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract but may not be less than 3.50%. The crediting rate is reviewed on a quarterly basis for resetting.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by PICA, represents contributions made under the contract, plus credited earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without the consent of the issuer.

Effective December 27, 2024, the PESP Fixed Rate Fund no longer accepted new contributions or transfers. On December 30, 2024, the PESP Principal Protection Fund was established to replace the PESP Fixed Rate Fund. This new fund is a stable value investment option designed to offer participants (i) interest income consistent with prevailing market and interest rate conditions, (ii) principal stability, (iii) capital preservation and (iv) liquidity for participant activity. The investment contract with PICA will become a component of the PESP Principal Protection Fund and will be liquidated in annual installments over the next four years, beginning in January 2025 and ending in January 2029. The liquidated assets will be allocated to a mix of stable value contracts and short-term fixed income investments.

5.    Plan Interest in Master Trust

Prudential Financial, Inc. Master Trust
A portion of the Plan’s investments were held in the Prudential Financial, Inc. Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of this master trust were held by Prudential Trust Company, LLC (the "Trustee").

This master trust invested in PFI common stock with a small portion invested in money market shares or other investments expected to be liquid. This trust's goal was to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. The net assets in this master trust were valued at fair value. The PFI common stock and the other investments were valued using the valuation methodologies described in Note 3.

Effective March 1, 2024, the Prudential Financial, Inc. Master Trust was terminated. Despite the termination of the Master Trust, the investments it held, the PFI Common Stock Fund, remain within the Plan and are reported in "Investments at fair value" on the accompanying Statements of Net Assets Available for Benefits as of December 31, 2024.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

The following table presents the net assets of the Prudential Financial, Inc. Master Trust as of the periods indicated:

	December 31,
	2024	2023

Assets:
Cash equivalents	$—	$13,395,166
Equities	—	750,090,251
Total assets	—	763,485,417

Liabilities:
Other miscellaneous payables	—	80,347

Total net assets	$—	$763,405,070

The following table presents the changes in net assets of the Prudential Financial, Inc. Master Trust for the year ended December 31, 2024:

Additions to net assets:
Investment income:
Net realized and unrealized gains	$30,743,517
Total investment income	30,743,517

Contributions	2,191,972
Total additions	32,935,489

Deductions from net assets:
Distributions	35,282,076
Total deductions	35,282,076

Net decrease	(2,346,587)

Investments transferred out of Master Trust	(761,058,483)

Net assets:
Beginning of year	763,405,070
End of year	$—

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

The following table presents the investments of the Prudential Financial, Inc. Master Trust that are measured at fair value as of the period indicated:

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Short term investments	$—	$13,395,166	$—	$13,395,166
Prudential Financial, Inc. common stock	59,266,086	—	—	59,266,086
Prudential Financial, Inc. common stock - Employee Stock Ownership Plan ("ESOP")	690,824,165	—	—	690,824,165
Total	$750,090,251	$13,395,166	$—	$763,485,417

Other miscellaneous payables				(80,347)
Total Prudential Financial, Inc. Master Trust				$763,405,070

The ESOP portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (sweeps) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends, if declared on shares of PFI common stock, are paid to the ESOP each calendar quarter. An eligible participant may make an election in February of each plan year, to receive a distribution of the cash dividends or to reinvest them in his or her ESOP account. The participant's election will apply to all cash dividends paid to the ESOP in each calendar quarter for the applicable plan year. Participants cannot contribute directly to the ESOP. Effective April 1, 2024, a participant may change an existing cash dividend election at any time. New elections will only apply to dividends paid after the new election becomes effective. A participant's cash dividend election, or default reinvestment election, will continue in effect until any future election is made.

The Trustee purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase. Voting rights in shares of PFI common stock held by the Plan shall be exercised by the Trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

6.    Related Party Transactions

The Prudential Insurance Company of America (or an affiliate) acts as the investment manager for a number of the investment options currently offered by the Plan. The Plan participants can also invest in shares of PFI, an affiliate of the Company (See Note 5). To the extent a party-in-interest is involved, the transactions in these investments qualify as exempt party-in-interest transactions under ERISA.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

7.    Tax Status

The IRS issued a favorable determination letter dated April 20, 2017, confirming that the Plan continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan administrator and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and no provision for income tax is necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.    Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and notes receivable from participants per the financial statements to Form 5500:

	December 31,
	2024	2023

Net assets available for benefits per the financial statements	$10,730,511,478	$10,421,177,446
Deemed distributions of notes receivable from participants	(1,204,885)	(567,272)
Net assets per Form 5500	$10,729,306,593	$10,420,610,174

Notes receivable from participants per the financial statements	$31,661,402	$32,193,147
Deemed distributions of notes receivable from participants	(1,204,885)	(567,272)
Participant loans per Form 5500	$30,456,517	$31,625,875

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500:

	For the Year Ended December 31, 2024
	Per Financial Statements	Adjustment for Deemed Distributions	Total Per Form 5500

Benefits paid to participants	$1,260,601,094	$637,613	$1,261,238,707

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2024	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Russell 3000 Index Fund F	Insurance Company Separate Account	**	$2,456,763,743
	BlackRock MSCI ACWI Ex-US Index Fund F	Insurance Company Separate Account	**	720,505,550
*	Prudential Retirement Real Estate Fund	Insurance Company Separate Account	**	252,416,379
		Sub-Total		3,429,685,672

	Blackrock SMCP (Russell 2000)	Common/Collective Trust	**	640,077,223
*	Prudential Core Conservative Bond Fund	Common/Collective Trust	**	392,101,429
	Wellington TR CO CIF II DIV INFLT	Common/Collective Trust	**	185,895,911
	Wellington TR CO CIF II INTNL OPPTS	Common/Collective Trust	**	166,173,114
*	Prudential High Yield CIT	Common/Collective Trust	**	154,478,847
		Sub-Total		1,538,726,524

	Vanguard Cash Rsrv Federal	Registered Investment Company	**	79,394,558
	Vanguard Short-Term Investment-Grade I	Registered Investment Company	**	75,597,177
*	PGIM Global Total Return	Registered Investment Company	**	54,664,071
	DFA Global Allocation 60/40 Port Instl	Registered Investment Company	**	30,358,800
		Sub-Total		240,014,606

*	PESP Principal Protection Fund	Stable Value Fund	**	3,161,373,107

*	Notes receivable from participants	Maturity through 2029 at 3.25% - 9.25%***	**	30,456,516

	ERO Copper Corp	International Common Stock, shares: 409,340	**	5,518,807
	Airbus Group NV	International Common Stock, shares: 27,952	**	4,475,985
		Sub-Total		9,994,792

	Sea LTD	Common Stock - ADR, shares: 98,982	**	10,501,990
	Taiwan Semiconductor	Common Stock - ADR, shares: 43,424	**	8,575,806
	Argenx SE	Common Stock - ADR, shares: 10,337	**	6,357,255
	Alibaba Group Holding Ltd	Common Stock - ADR, shares: 42,900	**	3,637,491
	Immunocore Holdings Plc	Common Stock - ADR, shares: 42,501	**	1,253,780
		Sub-Total		30,326,322

	Prudential Financial, Inc.	Common Stock, shares: 20,271,903	**	759,883,475
	Microsoft Corp	Common Stock, shares: 221,604	**	93,406,086
	Apple Inc	Common Stock, shares: 349,220	**	87,451,672
	Nvidia Corp	Common Stock, shares: 582,029	**	78,160,674
	Amazon.Com Inc	Common Stock, shares: 261,070	**	57,276,147
	Meta Platforms Inc	Common Stock, shares: 83,831	**	49,083,889
	Alphabet Inc	Common Stock, shares: 221,231	**	42,131,232
	Visa Inc	Common Stock, shares: 107,114	**	33,852,309
	Eli Lilly & Co	Common Stock, shares: 40,805	**	31,501,460
	Tesla Inc	Common Stock, shares: 71,599	**	28,914,540
	Netflix Inc	Common Stock, shares: 28,631	**	25,519,383
	Chubb Limited	Common Stock, shares: 81,364	**	22,480,873
	General Electric Co	Common Stock, shares: 133,468	**	22,261,128
	Bank Of America Corp	Common Stock, shares: 506,100	**	22,243,095

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2024	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Thermo Fisher Scientific Inc	Common Stock, shares: 42,232	**	21,970,353
	Home Depot Inc	Common Stock, shares: 56,437	**	21,953,429
	Servicenow Inc	Common Stock, shares: 18,233	**	19,329,168
	Marsh & Mclennan Companies Inc	Common Stock, shares: 89,394	**	18,988,180
	Coca Cola Co	Common Stock, shares: 298,922	**	18,610,884
	Broadcom Inc	Common Stock, shares: 79,520	**	18,435,917
	Exxon Mobil Corp	Common Stock, shares: 158,736	**	17,075,232
	Carvana Co	Common Stock, shares: 78,296	**	15,922,275
	Fair Isaac Corp	Common Stock, shares: 7,450	**	14,832,429
	Amphenol Corp	Common Stock, shares: 208,484	**	14,479,214
	Intuitive Surgical Inc	Common Stock, shares: 26,016	**	13,579,311
	Nextera Energy Inc	Common Stock, shares: 177,316	**	12,711,784
	Icon Plc	Common Stock, shares: 59,905	**	12,562,678
	CMS Energy Corp	Common Stock, shares: 187,500	**	12,496,875
	Upwork Inc	Common Stock, shares: 751,228	**	12,282,578
	Global Payments Inc	Common Stock, shares: 109,530	**	12,273,932
	Stryker Corp	Common Stock, shares: 33,248	**	11,970,942
	Hilton Worldwide Hldgs Inc	Common Stock, shares: 48,100	**	11,888,396
	Spotify Technology Sa	Common Stock, shares: 25,421	**	11,372,847
	Idexx Labs Inc	Common Stock, shares: 27,468	**	11,356,370
	Planet Fitness Inc Cl A	Common Stock, shares: 114,635	**	11,333,962
	Fiserv Inc	Common Stock, shares: 52,634	**	10,812,076
	Elevance Health Inc	Common Stock, shares: 28,120	**	10,373,468
	Western Alliance Bancorp	Common Stock, shares: 122,336	**	10,219,949
	Bill.Com Holdings Inc	Common Stock, shares: 118,973	**	10,078,203
	Marriott International Inc	Common Stock, shares: 35,938	**	10,024,546
	Ceridian Hcm Holding Inc	Common Stock, shares: 137,256	**	9,970,276
	Cencora Inc	Common Stock, shares: 43,704	**	9,819,415
	Verisk Analytics Inc	Common Stock, shares: 34,700	**	9,557,421
	Fortinet Inc	Common Stock, shares: 99,308	**	9,382,620
	Roper Technologies Inc	Common Stock, shares: 17,874	**	9,291,799
	Dover Corp	Common Stock, shares: 48,234	**	9,048,698
	Starbucks Corp	Common Stock, shares: 97,900	**	8,933,375
	Permian Resources Corp	Common Stock, shares: 621,068	**	8,930,958
	Deere & Co	Common Stock, shares: 20,700	**	8,770,590
	American Express Co	Common Stock, shares: 29,542	**	8,767,770
	Ferrari NV	Common Stock, shares: 20,600	**	8,751,704
	Jpmorgan Chase & Co	Common Stock, shares: 35,776	**	8,575,865
	Waste Connections Inc	Common Stock, shares: 49,012	**	8,409,479
	Steel Dynamics Inc	Common Stock, shares: 71,705	**	8,179,389
	Mercadolibre Inc	Common Stock, shares: 4,569	**	7,769,310
	Transunion	Common Stock, shares: 82,695	**	7,666,653
	GE Vernova Inc	Common Stock, shares: 22,391	**	7,365,072
	Repligen Corp	Common Stock, shares: 50,994	**	7,340,076
	Citigroup Inc	Common Stock, shares: 98,692	**	6,946,930
	CBRE Group Inc	Common Stock, shares: 51,670	**	6,783,754
	Charter Communications Inc	Common Stock, shares: 19,700	**	6,752,569

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2024	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	CSX Corp	Common Stock, shares: 204,933	**	6,613,188
	Booz Allen Hamilton Hldg Corp	Common Stock, shares: 49,519	**	6,373,095
	Insmed Inc	Common Stock, shares: 84,884	**	5,860,391
	Ross Stores Inc	Common Stock, shares: 37,951	**	5,740,848
	Walmart Inc	Common Stock, shares: 61,800	**	5,583,630
	Apollo Global Management Inc	Common Stock, shares: 33,457	**	5,525,758
	Evercore Partners Inc	Common Stock, shares: 18,822	**	5,217,270
	Middleby Corp	Common Stock, shares: 38,326	**	5,191,257
	T Mobile Us Inc	Common Stock, shares: 23,494	**	5,185,831
	Block Inc	Common Stock, shares: 60,300	**	5,124,897
	Centene Corp	Common Stock, shares: 81,940	**	4,963,925
	Synopsys Inc	Common Stock, shares: 9,558	**	4,639,071
	FTI Consulting Inc	Common Stock, shares: 23,927	**	4,573,168
	Howmet Aerospace Inc	Common Stock, shares: 40,231	**	4,400,064
	Natera Inc	Common Stock, shares: 27,300	**	4,321,590
	Applied Industrial Tech Inc	Common Stock, shares: 17,691	**	4,236,464
	TPG Inc	Common Stock, shares: 65,029	**	4,086,422
	Semtech Corp	Common Stock, shares: 64,630	**	3,997,366
	Brinker International Inc	Common Stock, shares: 28,948	**	3,829,531
	Q2 Holdings Inc	Common Stock, shares: 37,542	**	3,778,602
	Federal Signal Corp	Common Stock, shares: 40,598	**	3,750,849
	Prestige Brands Holdings Inc	Common Stock, shares: 47,011	**	3,671,089
	Insmed Inc	Common Stock, shares: 52,478	**	3,623,081
	Reliance Steel & Aluminum Co	Common Stock, shares: 13,292	**	3,579,004
	Madden Steven Ltd	Common Stock, shares: 79,592	**	3,384,252
	Exlservice Holdings Inc	Common Stock, shares: 76,250	**	3,383,975
	Permian Resources Corp	Common Stock, shares: 231,594	**	3,330,322
	Old Natl Bancorp Ind	Common Stock, shares: 152,736	**	3,315,135
	Minerals Technologies Inc	Common Stock, shares: 41,764	**	3,182,834
	Hubspot Inc	Common Stock, shares: 4,501	**	3,136,162
	Casella Waste Systems Inc	Common Stock, shares: 29,227	**	3,092,509
	Southern Copper Corp	Common Stock, shares: 33,787	**	3,079,009
	Boise Cascade Company	Common Stock, shares: 25,339	**	3,011,794
	Kadant Inc	Common Stock, shares: 8,435	**	2,909,991
	SPS Commerce Inc	Common Stock, shares: 15,589	**	2,868,220
	Taylor Morrison Home Corp	Common Stock, shares: 46,431	**	2,842,042
	Roblox Corp	Common Stock, shares: 47,746	**	2,762,584
	Merit Medical Systems Inc	Common Stock, shares: 28,524	**	2,758,841
	Kite Realty Group Trust	Common Stock, shares: 107,641	**	2,716,859
	Silicon Laboratories Inc	Common Stock, shares: 21,700	**	2,695,574
	Halozyme Therapeutics Inc	Common Stock, shares: 56,224	**	2,688,069
	Selective Insurance Group Inc	Common Stock, shares: 28,613	**	2,675,888
	MYR Group Inc	Common Stock, shares: 17,696	**	2,632,634
	Chart Industries Inc	Common Stock, shares: 13,759	**	2,625,768
	Blueprint Medicines Corp	Common Stock, shares: 30,087	**	2,624,188
	ASGN Incorporated	Common Stock, shares: 31,454	**	2,621,376
	Kontoor Brands Inc	Common Stock, shares: 30,481	**	2,603,382

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2024	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	SM Energy Co	Common Stock, shares: 65,990	**	2,557,772
	J&J Snack Foods Corp	Common Stock, shares: 16,441	**	2,550,492
	BRP Group Inc	Common Stock, shares: 64,061	**	2,483,004
	Varonis Systems Inc	Common Stock, shares: 55,772	**	2,477,950
	Construction Partners Inc	Common Stock, shares: 27,953	**	2,472,722
	South State Corp	Common Stock, shares: 24,475	**	2,434,773
	CNO Financial Group Inc	Common Stock, shares: 64,571	**	2,402,687
	Independence Realty Trust Inc	Common Stock, shares: 120,749	**	2,395,660
	Ligand Pharmaceuticals Inc	Common Stock, shares: 21,866	**	2,342,942
	Supernus Pharmaceuticals Inc	Common Stock, shares: 64,562	**	2,334,562
	Patterson Uti Energy Inc	Common Stock, shares: 281,603	**	2,326,041
	Essent Group Ltd	Common Stock, shares: 41,900	**	2,281,036
	ABM Industries Inc	Common Stock, shares: 44,527	**	2,278,892
	Summit Materials Inc	Common Stock, shares: 44,869	**	2,270,371
	Magnolia Oil & Gas Corp	Common Stock, shares: 96,884	**	2,265,148
	Urban Outfitters Inc	Common Stock, shares: 40,620	**	2,229,226
	Zurn Water Solutions Corp	Common Stock, shares: 59,628	**	2,224,124
	Workiva Inc	Common Stock, shares: 20,170	**	2,208,615
	Tecnoglass Inc	Common Stock, shares: 27,627	**	2,191,374
	Imax Corp	Common Stock, shares: 85,462	**	2,187,827
	WSFS Financial Corp	Common Stock, shares: 41,101	**	2,183,696
	Rapid7 Inc	Common Stock, shares: 53,068	**	2,134,926
	Nmi Holdings Inc	Common Stock, shares: 56,572	**	2,079,587
	Cryolife Inc	Common Stock, shares: 72,329	**	2,067,886
	Northwestern Corp	Common Stock, shares: 38,517	**	2,059,119
	Lantheus Holdings Inc	Common Stock, shares: 23,000	**	2,057,580
	Black Hills Corp	Common Stock, shares: 35,061	**	2,051,770
	Cushman & Wakefield Plc	Common Stock, shares: 156,289	**	2,044,260
	Warrior Met Coal Inc	Common Stock, shares: 37,297	**	2,022,989
	Columbus Mckinnon Corp	Common Stock, shares: 54,073	**	2,013,679
	United Cmnty Bks Blairsvle Ga	Common Stock, shares: 62,038	**	2,004,448
	Atricure Inc	Common Stock, shares: 64,907	**	1,983,558
	Travere Therapeutics Inc	Common Stock, shares: 112,520	**	1,960,098
	Unitedhealth Group Inc	Common Stock, shares: 3,849	**	1,947,055
	Progress Software Corp	Common Stock, shares: 29,242	**	1,905,116
	First Interstate Bancsys Mt	Common Stock, shares: 57,390	**	1,863,453
	Equifax Inc	Common Stock, shares: 7,300	**	1,860,405
	Four Corners Property Trust	Common Stock, shares: 68,357	**	1,855,209
	PJT Partners	Common Stock, shares: 11,690	**	1,844,799
	Associated Banc Corp	Common Stock, shares: 76,239	**	1,822,112
	KB Home	Common Stock, shares: 27,337	**	1,796,588
	Independent Bank Group	Common Stock, shares: 29,335	**	1,779,754
	Esco Technologies Inc	Common Stock, shares: 13,171	**	1,754,509
	Hamilton Lane Inc	Common Stock, shares: 11,763	**	1,741,512
	Essential Properties Realty Tr	Common Stock, shares: 55,325	**	1,730,566
	Modine Manufacturing Co	Common Stock, shares: 14,891	**	1,726,314
	Neogenomics Inc	Common Stock, shares: 104,673	**	1,725,011

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2024	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Spire Inc	Common Stock, shares: 25,325	**	1,717,795
	Terreno Realty Corp	Common Stock, shares: 28,518	**	1,686,555
	Conmed Corp	Common Stock, shares: 24,541	**	1,679,586
	Independent Bank Corp	Common Stock, shares: 26,004	**	1,669,197
	FTAI Aviation Ltd	Common Stock, shares: 11,559	**	1,664,958
	City Holding Co	Common Stock, shares: 13,907	**	1,647,701
	Loar Holdings Inc	Common Stock, shares: 22,064	**	1,630,750
	Axsome Therapeutics Inc	Common Stock, shares: 19,223	**	1,626,458
	Liberty Oilfield Services Inc	Common Stock, shares: 81,741	**	1,625,828
	Ansys Inc	Common Stock, shares: 4,743	**	1,599,956
	Kaiser Aluminum Corp	Common Stock, shares: 22,666	**	1,592,740
	Enterprise Financial Service	Common Stock, shares: 27,866	**	1,571,642
	Amicus Therapeutics Inc	Common Stock, shares: 166,378	**	1,567,281
	Pacific Premier Bancorp Inc	Common Stock, shares: 62,530	**	1,558,248
	Transmedics Group Inc	Common Stock, shares: 24,979	**	1,557,441
	First Financial Bancorp	Common Stock, shares: 57,456	**	1,544,417
	Clearwater Analytics Holdings	Common Stock, shares: 55,589	**	1,529,809
	Valley Natl Bancorp	Common Stock, shares: 167,785	**	1,520,132
	H&E Equipment Services Inc	Common Stock, shares: 30,896	**	1,512,668
	Agios Pharmaceuticals Inc	Common Stock, shares: 45,627	**	1,499,303
	Verint Systems Inc	Common Stock, shares: 54,598	**	1,498,715
	Diamondrock Hospitality Co	Common Stock, shares: 165,312	**	1,492,767
	Wesbanco Inc	Common Stock, shares: 45,045	**	1,465,764
	Ardelyx Inc	Common Stock, shares: 280,117	**	1,420,193
	First Bancorp/Southern Pines N	Common Stock, shares: 31,326	**	1,377,404
	Quaker Chem Corp	Common Stock, shares: 9,730	**	1,369,595
	Omnicell Inc	Common Stock, shares: 30,557	**	1,360,398
	Phillips Edison & Co Inc	Common Stock, shares: 35,425	**	1,327,021
	Sonic Automotive Inc	Common Stock, shares: 20,811	**	1,318,377
	Onespaworld Holdings Ltd	Common Stock, shares: 65,271	**	1,298,893
	Lexington Realty Trust	Common Stock, shares: 159,821	**	1,297,747
	Soleno Therapeutics Inc	Common Stock, shares: 28,750	**	1,292,313
	Charles Schwab Corp	Common Stock, shares: 17,334	**	1,282,889
	Werner Enterprises Inc	Common Stock, shares: 35,597	**	1,278,644
	Alamo Group Inc	Common Stock, shares: 6,829	**	1,269,579
	WNS Holdings Ltd	Common Stock, shares: 26,618	**	1,261,427
	Sun Country Airlines Holdings	Common Stock, shares: 82,660	**	1,205,183
	Brooks Automation Inc	Common Stock, shares: 23,947	**	1,197,350
	Standardaero Inc	Common Stock, shares: 48,349	**	1,197,121
	Warby Parker Inc	Common Stock, shares: 49,010	**	1,186,532
	La Z Boy Inc	Common Stock, shares: 26,933	**	1,173,471
	Ichor Holdings Ltd	Common Stock, shares: 34,302	**	1,105,210
	Hub Group Inc Cl A	Common Stock, shares: 24,642	**	1,098,048
	Box Inc	Common Stock, shares: 33,897	**	1,071,145
	Ameresco Inc	Common Stock, shares: 45,433	**	1,066,767
	Yeti Holdings Inc	Common Stock, shares: 26,291	**	1,012,466
	Armada Hoffler Properties Inc	Common Stock, shares: 93,860	**	960,188

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2024	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	First Advantage Corp	Common Stock, shares: 49,665	**	930,225
	Worthington Industries Inc	Common Stock, shares: 22,861	**	916,955
	Renasant Corp	Common Stock, shares: 25,512	**	912,054
	Iovance Biotherapeutics Inc	Common Stock, shares: 122,528	**	906,707
	Avidity Biosciences Inc	Common Stock, shares: 31,000	**	901,480
	Scorpio Tankers Inc	Common Stock, shares: 17,904	**	889,650
	Vaxcyte Inc	Common Stock, shares: 10,731	**	878,440
	Yelp Inc	Common Stock, shares: 22,599	**	874,581
	Malibu Boats Inc A	Common Stock, shares: 22,368	**	840,813
	Arcbest Corp	Common Stock, shares: 8,547	**	797,606
	RXO Inc	Common Stock, shares: 32,351	**	771,248
	Atkore International Group Inc	Common Stock, shares: 9,166	**	764,903
	Montrose Environmental Group	Common Stock, shares: 38,869	**	721,020
	First Advantage Corp	Common Stock, shares: 35,200	**	659,296
	International Seaways Inc	Common Stock, shares: 18,274	**	656,768
	Perella Weinberg Partners	Common Stock, shares: 27,131	**	646,803
	Servicetitan Inc	Common Stock, shares: 5,586	**	574,632
	Ichor Holdings Ltd	Common Stock, shares: 16,223	**	522,705
	Intra-Cellular Therapies Inc	Common Stock, shares: 5,961	**	497,863
	Omniab Inc	Common Stock, shares: 121,835	**	431,296
	Rubrik Inc	Common Stock, shares: 5,937	**	388,042
	Teekay Tankers Ltd	Common Stock, shares: 8,556	**	340,443
	ATN International Inc	Common Stock, shares: 2,678	**	45,017
		Sub-Total		2,259,609,919

	Cash and cash equivalents		**	30,358,395
	Investment Payable Net		**	(1,239,260)

		Grand Total		$10,729,306,593

*	Party-in-interest.
**	Cost is not required for participant directed investments.
***	Represents range of annual interest rates on outstanding loans.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer The Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

/s/ Joseph Machewirth

Joseph Machewirth
Chairperson of the Prudential Administrative Committee

Dated: June 27, 2025

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-75242) pertaining to The Prudential Employee Savings Plan of our report dated June 27, 2025, with respect to the financial statements and supplemental schedule of The Prudential Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2024.

/s/ Mitchell & Titus, LLP

New York, New York
June 27, 2025